Filed by: Marathon Oil Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 No. 333-280448

Subject Company: Marathon Oil Corporation

Commission File No.: 001-05153

The following was made available to certain Marathon Oil Corporation (“Marathon Oil”) stockholders on August 9, 2024:

August 9, 2024

Dear Stockholder:

We previously sent you proxy material for the important Special Meeting of Marathon Oil stockholders taking place on August 29, 2024, in connection with the proposed merger with ConocoPhillips. The Marathon Oil board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.

Please note that failing to vote will have the same effect as a vote against the merger proposal; therefore, your vote is very important, regardless of the number of shares you own. If you have not already done so, please vote TODAY via the Internet, telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided.

On behalf of Marathon Oil’s Board of Directors, thank you for your support.

Sincerely,

Lee M. Tillman	Marcela E. Donadio
Chairman, President and Chief Executive Officer	Independent Lead Director

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY!

You can vote your shares via the Internet or telephone.

Please follow the easy instructions on the enclosed proxy card or voting instruction form.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

(877) 687-1865 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Forward-Looking Statements

This report includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the expected resolution of the NOVs, the anticipated effect of the consent decree on our business and operations, our estimates regarding the costs of mitigation projects and the timing thereof, the scheduled completion of injunctive requirements and the total cost associated with the injunctive relief as well as statements regarding the proposed business combination transaction between ConocoPhillips (“ConocoPhillips”) and Marathon Oil Corporation (“Marathon Oil”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of Marathon Oil’s or ConocoPhillips’ operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, Marathon Oil or ConocoPhillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond Marathon Oil’s or ConocoPhillips’ control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon Oil’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that Marathon Oil or ConocoPhillips will be unable to retain and hire key personnel and maintain relationships with their suppliers and customers; the risk associated with Marathon Oil’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of Marathon Oil’s or ConocoPhillips’ common stock; risks that the proposed transaction disrupts current plans and operations of Marathon Oil or ConocoPhillips and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting Marathon Oil’s or ConocoPhillips’ businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”), including, among others, conditions in the oil and gas industry, including supply/demand levels for crude oil and condensate, NGLs and natural gas and the resulting impact on price; changes in expected reserve or production levels; capital available for exploration and development; liabilities or corrective actions resulting from litigation, other proceedings and investigations or alleged violations of law or permits; drilling and operating risks; availability of drilling rigs, materials and labor, including the costs associated therewith; difficulty in obtaining necessary approvals and permits; the availability, cost, terms and timing of issuance or execution of, competition for, and challenges to, mineral licenses and leases and governmental and other permits and rights-of-way, and our ability to retain mineral licenses and leases; the impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment; changes in safety, health, environmental, tax and other regulations, requirements or initiatives.

The Registration Statement and definitive proxy statement/prospectus that was filed with the SEC on July 29, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1163165/000110465924083174/tm2416360-8_424b3.htm describes additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement and definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marathon Oil’s and ConocoPhillips’ respective periodic reports and other filings with the SEC, including the risk factors contained in Marathon Oil’s and ConocoPhillips’ most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither Marathon Oil nor ConocoPhillips undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips has filed with the SEC the Registration Statement, which included the definitive proxy statement/prospectus for the solicitation of proxies in connection with the Marathon Oil special meeting of stockholders, to be held on August 29, 2024, to vote upon, among other things, matters necessary to complete the Merger. The SEC declared the Registration Statement effective on July 26, 2024, and Marathon Oil filed a definitive proxy statement/prospectus on July 29, 2024. Marathon Oil commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 29, 2024. Each of ConocoPhillips and Marathon Oil may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the definitive proxy statement/prospectus or Registration Statement or any other document that ConocoPhillips or Marathon Oil has filed or may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Marathon Oil. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Marathon Oil and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon Oil will be available free of charge on Marathon Oil’s website at https://ir.marathonoil.com/ or by contacting Marathon Oil at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon Oil and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)).

Information about the directors and executive officers of Marathon Oil is set forth in (i) Marathon Oil’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000082/mro-20240405.htm, (ii) Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000023/mro-20231231.htm, (iii) the definitive proxy statement/prospectus, including under the headings “Interests of Marathon Oil Directors and Executive Officers in the Merger”, “Treatment of Marathon Oil Equity Awards”, “Marathon Oil Corporation Officer Change in Control Severance Benefits Plan”, “2024 Annual Cash Bonus”, “Retention Program”, “Other Compensation Matters”, “Merger-Related Compensation”, “Potential Employment Arrangements with ConocoPhillips”, “Indemnification and Insurance”, and “Share Ownership of Certain Beneficial Owners and Management/Directors of Marathon Oil,” which was filed by Marathon Oil with the SEC on July 29, 2024 and is available at https://www.sec.gov/Archives/edgar/data/101778/000110465924083181/tm2419062-1_defm14a.htm and (iv) to the extent holdings of Marathon Oil securities by its directors or executive officers have changed since the amounts set forth in the definitive proxy statement/prospectus, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by ConocoPhillips and Marathon Oil are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ConocoPhillips are available free of charge on ConocoPhillips’ website at www.conocophillips.com/ and those filed by Marathon Oil are available free of charge on Marathon Oil’s website at https://ir.marathonoil.com/.